UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 4 June 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY THE COMPANY SECRETARY AND A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has granted on 1 March 2013 ("the Grant Date"), Performance Shares and Bonus Shares to the executives of Gold Fields in terms of the Gold Fields Limited 2012 Share Plan as set out below.

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met. The number of shares to be settled will range from 0% to 200% of the conditional award. The determined number of Performance Shares will be settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Name	**K Robinson**
Position	Company Secretary
Company	Gold Fields Limited
No of Performance Shares granted and accepted	6,261
No of Bonus Shares issued and accepted	2,782
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

Name	**Tommy McKeith**
Position	Director of a Major Subsidiary
Company	Gold Fields Limited
No of Performance Shares granted and accepted	86,813
No of Bonus Shares issued and accepted	35,070
Performance Share and Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned Performance Shares and Bonus Shares.

31 May 2013
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 4 June 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer